Filed Pursuant to Rule 253(g)(2)
File No. 024-10567

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 20 DATED SEPTEMBER 24, 2020
TO THE OFFERING CIRCULAR DATED OCTOBER 30, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Midland Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated October 30, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 30, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•         Asset update.

Asset Update

Controlled Subsidiary Investment – Waypoint Austin Georgetown Owner, LLC

On November 27, 2017, we directly acquired ownership of a “majority-owned subsidiary,” Waypoint Austin Georgetown Owner, LLC (the “Waypoint Georgetown Controlled Subsidiary”), in which we had the right to receive a preferred economic return for a purchase price of $5,815,000, which was the initial stated value of our equity interest in the Waypoint Georgetown Controlled Subsidiary (the “Waypoint Georgetown Investment”). The Waypoint Georgetown Controlled Subsidiary used the proceeds to develop a single multifamily property totaling 270 units located at NE Inner Loop & University Ave, Georgetown, TX 78626  (the “Waypoint Georgetown Property”). Details of the acquisition can be found here.

 The project was completed in Q1 2020 and was roughly 85% occupied by September 2020. With the project approaching stabilization, the Waypoint Georgetown Controlled Subsidiary elected to redeem the Waypoint Georgetown Investment on September 18, 2020. All preferred return payments have been paid in full during the investment period, yielding an annualized return of approximately 11.0%.